UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                  Philippine Long Distance Telephone Company
             ---------------------------------------------------
                               (Name of Issuer)


              Common Capital Stock, 5 Philippine Pesos par value
            ------------------------------------------------------
                        (Title of Class of Securities)


                        Common Capital Stock: 718252109
                        --------------------------------
                                (CUSIP Number)


                               Kazuhiro Yaginuma
                        NTT Communications Corporation
                          1-6, Uchisaiwai-cho 1-chome
                          Chiyoda-ku, Tokyo 100-8019
                                     Japan
                               (81-3) 6700-4601
           ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               December 11, 2002
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718252109                    13D                          Page 1
-------------------------------------------------------------------------------

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              NTT Communications Capital (UK) Limited

              No I.R.S. Identification
-------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a)  |_|
                                                            (b)  |x|
-------------------------------------------------------------------------------
   3.   SEC USE ONLY

-------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS

               OO
-------------------------------------------------------------------------------
   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
                                                                   |_|
-------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                    England and Wales
-------------------------------------------------------------------------------

         NUMBER OF               7.      SOLE VOTING POWER
          SHARES                                         0
       BENEFICIALLY              ----------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH                                          0
         REPORTING               ----------------------------------------------
          PERSON                 9.      SOLE DISPOSITIVE POWER
           WITH                                          0
                                 ----------------------------------------------
                                 10.     SHARED DISPOSITIVE POWER
                                                         0
-------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                         0
-------------------------------------------------------------------------------
   12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     |_|
-------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                  0.0%
-------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON

                                 CO
-------------------------------------------------------------------------------

CUSIP No. 718252109                       13D                        Page 2
-------------------------------------------------------------------------------

   1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

              NTT Communications Corporation

              No I.R.S. Identification
-------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  |_|
                                                                (b)  |x|
-------------------------------------------------------------------------------
   3.   SEC USE ONLY

-------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS

                  OO

-------------------------------------------------------------------------------
   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
                                                                        |_|

-------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                             Japan

-------------------------------------------------------------------------------
        NUMBER OF              7.     SOLE VOTING POWER
         SHARES                                           0
      BENEFICIALLY             ------------------------------------------------
        OWNED BY               8.     SHARED VOTING POWER
          EACH                                   25,266,973
       REPORTING               ------------------------------------------------
         PERSON                9.     SOLE DISPOSITIVE POWER
          WITH                                            0
                               ------------------------------------------------
                               10.    SHARED DISPOSITIVE POWER
                                                 25,266,973
-------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 25,266,973
-------------------------------------------------------------------------------
  12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                  |_|
-------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                     15.0%
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

                                                     CO
-------------------------------------------------------------------------------

CUSIP No. 718252109                   13D                              Page 3
-------------------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSONS (ENTITIES ONLY).

            Nippon Telegraph and Telephone Corporation

                                  No I.R.S. Identification
-------------------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a) |_|
                                                                (b) |x|
-------------------------------------------------------------------------------
   3.   SEC USE ONLY

-------------------------------------------------------------------------------
   4.   SOURCE OF FUNDS

                              Not Applicable
-------------------------------------------------------------------------------
   5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)
                                                                   |_|
-------------------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Japan
-------------------------------------------------------------------------------

         NUMBER OF              7.      SOLE VOTING POWER
          SHARES                                            0
       BENEFICIALLY             -----------------------------------------------
         OWNED BY               8.      SHARED VOTING POWER
           EACH                                    25,266,973
         REPORTING              -----------------------------------------------
          PERSON                9.      SOLE DISPOSITIVE POWER
           WITH                                             0
                                -----------------------------------------------
                                10.     SHARED DISPOSITIVE POWER
                                                   25,266,973
-------------------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    25,266,973
-------------------------------------------------------------------------------
   12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                       |_|
-------------------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                            15.0%
-------------------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON

                                        HC
-------------------------------------------------------------------------------

         This Amendment No. 1 (the "Amendment") amends and restates the
Schedule 13D dated March 24, 2000 (the "2000 Schedule 13D"), which was filed in paper format with the Securities and Exchange Commission (the "SEC") on behalf of the Reporting Persons (as defined herein) and NTT-UK (as defined herein), relating to the Common Shares (as defined herein) of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the "Company" or "PLDT"). The purpose of this Amendment is to amend Item 2 with respect to the transfer of Common Shares from NTT-UK to NTTC.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this Amendment relates is the common capital stock, par value five Philippine Pesos per share, of PLDT (the "Common Shares"). The principal executive offices of the Company are located at the 7th floor, Ramon Cojuangco Building, Makati Avenue, Makati City, Metro Manila, Philippines.

Item 2.  Identity and Background

(a) - (c) and (f)

         This Amendment is being filed on behalf of:

o Nippon Telegraph and Telephone Corporation ("NTT"), a corporation organized under the laws of Japan, has its principal executive offices at 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan. NTT's principal business is serving as a holding company for subsidiaries engaged in providing telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, Integrated Services Digital Network services, sale of telecommunication equipment and other services; and

o NTT Communications Corporation, a corporation organized under the laws of Japan ("NTTC"), has its principal executive offices at 1-6 Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo 100-8019, Japan. NTTC is a wholly-owned direct subsidiary of NTT and its principal business is providing inter-prefectural telecommunications, multimedia network services and related services including, providing local, long distance and other telecommunications services outside of Japan.

         NTT and NTTC are hereinafter referred to as the "Reporting Persons."

         The name, present principal occupation, business address and citizenship of each of the directors and executive officers of the Reporting Persons are set forth on the following schedules to this Amendment:

         Schedule A...............Nippon Telegraph and Telephone Corporation
         Schedule B...............NTT Communications Corporation
         Schedule C...............NTT Communications Capital (UK) Limited


         This Amendment contains information with respect to the following entity, which was a Reporting Person in the 2000 Schedule 13D but is no longer required to report its beneficial ownership of Common Shares of PLDT as a result of the transactions described in Item 2: NTT Communications Capital
(UK) Limited ("NTT-UK"), a corporation organized under the laws of England and Wales and an indirect wholly-owned subsidiary of NTT, has its principal executive offices at 3rd Floor, Devon House, 58-60 St. Katherine's Way, London E1 9LB, United Kingdom. NTT-UK is a direct wholly-owned subsidiary of NTTC and its principal business is acting as an investment holding company.

(d) and (e)

         Neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of their directors or executive officers has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On March 24, 2000, the transactions contemplated by the Stock Purchase and Strategic Investment Agreement dated as of September 28, 1999, as amended (the "SMART Purchase Agreement"), among First Pacific Company Limited, Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc. (collectively, the "FPC Group"), the Company and NTTC, were consummated. Pursuant to the SMART Purchase Agreement NTT-UK acquired:

         (a) 13,068,509 newly issued and fully paid Common Shares (the "NTT PLDT Exchange Shares") in exchange for 1,017,222,294 of common stock of SMART Communications, Inc. (the "NTT SMART Shares"), a Philippine cellular telecommunications company ("SMART"), which were held by NTT-UK prior to the transaction. The NTT PLDT Exchange Shares were issued at an issue price of 1,080 Philippine Pesos per share, or an aggregate issue price of 14,113,989,720 Philippine Pesos.

         (b) 12,198,462 newly issued and fully paid Common Shares (the "NTT PLDT Cash Shares" and together with the NTT PLDT Exchange Shares, the "PLDT Shares") for a purchase price of 14,662,551,324 Philippine Pesos. All of the funds used to pay for the NTT PLDT Cash Shares were provided through NTT-UK from NTTC's available cash resources. In addition, simultaneous with the closing under the SMART Purchase Agreement, NTT-UK purchased two newly issued Common Shares, one of which is owned of record by each of the two persons nominated by NTTC to serve as directors of PLDT.

         The aggregate purchase price for the NTT Shares was 28,776,541,044 Philippine Pesos.

         For a more detailed summary of the SMART Purchase Agreement, see Item 4 and Item 6. The SMART Purchase Agreement and the First and Second amendments thereto were filed as Exhibits 2 through 4, respectively, to the 2000 Schedule 13D and are incorporated herein by reference.

         On December 11, 2002, pursuant to the terms of an agreement for the transfer of shares in PLDT, dated December 11, 2002, by and between NTT-UK and NTTC (the "Transfer Agreement"), NTT-UK transferred the PLDT Shares to NTTC. As a result of the consummation of the transactions contemplated by the Transfer Agreement, NTT-UK is no longer the record or beneficial owner of any Common Shares, and therefore, is no longer required to report its beneficial ownership of Common Shares of PLDT.

Item 4.  Purpose of Transaction

         The Reporting Persons acquired beneficial ownership of the PLDT Shares with a view to (i) establishing a strategic relationship to, among other things, explore the development and marketing of products and services and (ii) attaining an equity interest in PLDT and influence over the management and policies of PLDT, including representation on PLDT's board of directors, that is at least commensurate with their aggregate direct and indirect interest in PLDT from time to time. The Reporting Persons have not yet made a determination as to the specific level of beneficial ownership they will seek to obtain, but as a result of the SMART Transaction (as defined herein) described in this Item 4 and in Item 6, the Reporting Persons as of the date hereof control approximately 15.0% of the voting power attached to the outstanding Common Shares.

         Pursuant to the SMART Purchase Agreement, PLDT acquired all of the shares of SMART owned by the FPC Group and NTT-UK in exchange for newly issued and fully paid Common Shares (the "SMART Acquisition"). PLDT also acquired the shares of the existing minority shareholders in SMART in exchange for newly issued and fully paid Common Shares in connection with the SMART Acquisition. A copy of the SMART Purchase Agreement was filed as Exhibit 2 to the 2000
Schedule 13D, and any description contained in this Amendment relating to the SMART Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the SMART Purchase Agreement and the amendments thereto filed as Exhibits 2 through 4 to the 2000 Schedule 13D.

         Pursuant to the SMART Purchase Agreement, inter alia:

         o PLDT acquired from the members of the FPC Group 1,597,814,621 SMART shares representing approximately 56% of the issued common capital stock of SMART in exchange for the issuance to members of the FPC Group 20,527,524 newly issued and fully paid Common Shares at a price of 1,080 Philippine Pesos per Common Share, or an aggregate issue price of 22,169,725,920 Philippine Pesos;

         o PLDT acquired from NTT-UK 1,017,222,294 SMART shares representing approximately 37% of the issued common capital stock of SMART, in exchange for the issue to NTT-UK of 13,068,509 newly issued and fully paid Common Shares at a price of 1,080 Philippine Pesos per Common Share, or an aggregate issue price of 14,113,989,720 Philippine Pesos; and

         o NTT-UK subscribed for an additional 12,198,462 NTT PLDT Cash Shares, which were issued to NTT-UK for an aggregate price of 14,662,551,324 Philippine Pesos in cash, or 1,202 Philippine Pesos per Common Share (the "NTT Investment" and, together with the SMART Acquisition, the "SMART
Transaction").

         In connection with the consummation of the SMART Transaction, NTTC and PLDT established a strategic relationship to, among other things, coordinate the development and marketing of telecommunications products and services. As part of this strategic relationship, (i) NTTC and its subsidiaries (the "NTT Group") are restricted in making investments in businesses that compete with PLDT; (ii) NTTC has certain approval rights over expenditures and investments made by PLDT as well as approval rights over actions PLDT takes with respect to Pilipino Telephone Corporation ("Piltel"), a majority-owned, publicly-traded subsidiary of PLDT and (iii) NTTC has certain rights in the event PLDT proposes (with certain exceptions) to issue additional Common Shares or securities convertible into or exchangeable for Common Shares.

         For a more detailed summary of the SMART Purchase Agreement, see "The SMART Purchase Agreement" under Item 6.

         The consummation of the SMART Transaction resulted in the following:
(a) SMART becoming a wholly-owned subsidiary of PLDT, (b) the FPC Group controlling voting rights attaching at that time approximately 31.4% of the outstanding Common Shares, (c) NTT-UK becoming the registered and beneficial owner of 25,266,973 Common Shares, representing approximately 15.0% of the outstanding Common Shares and (d) NTTC having the right to nominate: (i) two directors to the board of directors of PLDT, which was recently enlarged from eleven to thirteen members, (ii) two directors to the board of directors of SMART and (iii) one director to serve as a member of each of the boards of directors of the other subsidiaries of PLDT. For a more detailed summary of NTTC's rights to nominate directors to the board of directors of PLDT and its subsidiaries, see "The Shareholders Agreement" under Item 6.

         In connection with the SMART Purchase Agreement, the FPC Group, Larouge B.V., Metro Pacific Assets Holdings, Inc. (collectively, the "FPC Parties") and NTTC entered into a shareholders agreement as to certain corporate governance and other matters among those parties as shareholders of PLDT (the "Shareholders Agreement"). A copy of the Shareholders Agreement was filed as Exhibit 5 to the 2000 Schedule 13D, and any description contained in this Amendment relating to the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement filed as Exhibit 5 to the 2000 Schedule 13D. For a more detailed summary of the Shareholders Agreement, see "The Shareholders Agreement" under
Item 6.

         PLDT also entered into registration rights agreements with NTTC and the FPC Group with respect to their Common Shares. (The registration rights agreement between PLDT and NTTC is hereinafter referred to as the "Registration Rights Agreement.") A copy of the Registration Rights Agreement was filed as Exhibit 6 to the 2000 Schedule 13D, and any description contained in this Statement relating to the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 6 to the 2000 Schedule 13D. For a more detailed summary of the Registration Rights Agreement, see "The Registration Rights Agreement" under Item 6.

         NTTC (or certain of its subsidiaries) and PLDT also entered into certain agreements (the "Commercial Agreements") as to certain commercial and technical matters relating to PLDT's ongoing operations and as to certain advisory arrangements with respect to such Commercial Agreements (the "Services Agreements"). For a brief summary of these agreements, see "The NTT Commercial Agreements" under Item 6.

         NTT-UK transferred the Common Shares to NTTC as part of a reorganization of NTTC's holdings.

         The Reporting Persons may acquire beneficial ownership of additional Common Shares through purchases, from time to time, in the open market at prices prevailing in the market at the time of such purchases or through privately negotiated transactions for the purchase of such shares at prices deemed favorable by such Reporting Persons (that may or may not be related to prices of the Common Shares or American Depositary Shares (CUSIP No. 718252604) prevailing in the open market) or by means of an offer, tender, exchange and/or otherwise, to purchase all or a portion of the securities of PLDT. Subject to the restrictions on disposals of those shares in the SMART Purchase Agreement and the Shareholders Agreement, as described under Item 6, each of the Reporting Persons reserves all of its rights in regard to its beneficial ownership of Common Shares, including the right to dispose of some or all of its beneficial ownership of Common Shares, whether in a single transaction or a series of related transactions, in the open market, in privately negotiated transactions or otherwise.

         In reaching any conclusion as to the foregoing, the Reporting Persons may take into consideration various factors, including, without limitation,
(i) actions taken by PLDT, PLDT's board of directors, management or its principal shareholders (including the members of the FPC Group); (ii) PLDT's business, results of operations, prospects and financial condition; (iii) available sources of financing for additional purchases of Common Shares; (iv) the market for PLDT's securities; (v) other opportunities available to the Reporting Persons; (vi) general economic, financial and stock market conditions; and (vii) other further developments.

Item 5.  Interest in Securities of the Issuer

         (a) As of April 12, 2002, the Reporting Persons beneficially owned 25,266,973 Common Shares, representing approximately 15.0% of the total number of Common Shares outstanding.

         (b) As the registered owner, NTTC has the power to directly vote or dispose of the 25,266,973 Common Shares beneficially owned by the Reporting Persons. By virtue of its ownership of all of the issued and outstanding capital stock of NTTC, NTT has the power to direct the voting or disposition of the Common Shares beneficially owned by the Reporting Persons.

         (c) Except for the sale and purchase of Common Shares pursuant to the Transfer Agreement as described in Item 3, neither the Reporting Persons, nor to the knowledge of each Reporting Person, any of its directors or executive officers has effected any transaction in Common Shares during the past sixty days.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of PLDT

         Reference is made hereby to Item 3 hereof which is incorporated by reference in this Item 6.

The SMART Purchase Agreement

         As described under Item 3, on March 24, 2000 the transactions contemplated by the SMART Purchase Agreement were consummated. A copy of the SMART Purchase Agreement and the first and second amendments thereto were filed as Exhibits 2 through 4 to the 2000 Schedule 13D, and any description contained in this Amendment relating to the SMART Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the SMART Purchase Agreement and the first and second amendments thereto filed as Exhibits 2 through 4 to the 2000 Schedule 13D.

         The following summarizes certain of the principal terms of the SMART Purchase Agreement.

         A. Strategic Relationship

         PLDT and NTTC agreed to form a strategic relationship in the Philippines and, among other things, to establish a joint committee to explore the development and marketing of products and services between the parties. PLDT has agreed not to enter into another strategic alliance with another party without the consent of NTTC provided that PLDT may, subject to certain exceptions, designate as its "strategic partner" any person in which PLDT and its subsidiaries own 25% or more of its capital stock.

         B. Limitations on Competition by NTTC

         Without PLDT's consent, the NTT Group may not invest in a business competing with PLDT in respect of customers principally located in the Philippines if such investment, when added to all prior investments by NTT and its majority owned and controlled subsidiaries (the "NTT Holding Company Group") in such business, is in excess of US$50 million (subject to certain adjustments for inflation after December 31, 2000) or if such investment, when added to all prior investments by the NTT Group in all such businesses for the past 12 months, is in excess of US$100 million (subject to certain adjustments for inflation after December 31, 2000). Similar limitations exist with respect to NTTC's use of assets in the Philippines in such businesses.

         C. Certain Approval Rights of NTT Communications

         1. Capital Expenditures

         Subject to certain exceptions, PLDT and/or its subsidiaries may make any capital expenditures in connection with a single project if the total capital expenditures required for such project will or will likely exceed US$50 million (subject to certain adjustments for inflation after December 31, 2000), in each case only pursuant to the approval procedures described in Paragraph 7 and if NTTC gives its written approval.

         2. Investment in Existing Investees

         Subject to certain exceptions, PLDT and/or its subsidiaries may make any investments in or provide certain forms of financial support to any existing investee of PLDT, if the cumulative value of all investment by PLDT and its subsidiaries (the "PLDT Group") would exceed the sum of US$10 million (subject to certain adjustments for inflation after December 31, 2000), plus the aggregate book value of all investments made in such existing investee by PLDT and its subsidiaries as of July 31, 1999, or to any existing investee, if, for the past 12-month period, the cumulative value of all investments by PLDT and its subsidiaries would exceed US$25 million (subject to certain adjustments for inflation after December 31, 2000), in each case only pursuant to the approval procedures described in Paragraph 7 and if NTTC gives its written approval.

         3. Investments in New Investees

         Subject to certain exceptions, PLDT and/or its subsidiaries may make any investments in or provide certain forms of financial support to any new investee, if the cumulative value of all investments by PLDT and its subsidiaries in such new investee would exceed US$50 million (subject to certain adjustments for inflation), or to any new or existing investee, if, for the past 12-month period, the cumulative value of all investments by PLDT and its subsidiaries in new or existing investees would exceed US$100 million (subject to certain adjustments for inflation), in each case only pursuant to the approval procedures described in Paragraph 7 and if NTTC gives its written approval.

         4. Review of Limits

         At the request of PLDT, on the third anniversary of the agreement, NTTC will review the numerical limits set forth above in Paragraphs 1, 2 and 3, and NTTC may determine to increase any or all of such limits in light of the financial condition and prospects of the members of the PLDT Group at such time.

         5. Exception for Capital Expenditures for or Investments in a NTT Competing Business

         NTTC may not withhold its consent to any proposed capital expenditure or investment if (A) such proposed transaction would involve a person who is in direct competition for the same business opportunities with the NTT Holding Company Group, or involve a business in which the NTT Holding Company Group is, or is to be, engaged in, and (B) the board of directors of PLDT confirms in writing that proceeding with such transaction will not give rise to a right to accelerate or otherwise demand payment of material indebtedness of PLDT.

         6. Limitation on Competition Where Consent is Withheld

         In the event NTTC withholds its approval in connection with PLDT's proposed expenditure or investment, no member of the NTT Group may make a similar or competing investment for a period of nine months following notification by NTTC of its decision to withhold its consent.

         7. Approval Procedures

         PLDT and NTTC have agreed to certain discussion and written notification procedures in connection with the approval process by NTTC in respect of the above-mentioned proposed expenditures or investments (each, a "Proposed Transaction"). Such procedures would require, among other things, that NTTC give its approval to a Proposed Transaction unless it reasonably concludes in good faith, having given proper consideration to all material factors identified by PLDT, the best interests of PLDT and its shareholders taken as a whole, and all other facts and circumstances that NTTC deems relevant in making such decision, that the Proposed Transaction is not in the best interests of PLDT and its shareholders taken as a whole.

         In the event of any dispute between PLDT, the members of the FPC Group and NTTC regarding whether NTTC has acted in accordance with the above standard in withholding its consent to any Proposed Transaction, NTTC shall be deemed for all purposes to have complied with the terms of the SMART Purchase Agreement and not to have breached said agreement in withholding such approval, unless PLDT shows, by clear and convincing proof, that NTTC did not act in accordance with the standard in withholding its approval of such Proposed Transaction.

         D. Approval Rights Relating to Piltel

         Prior written approval of NTTC is required with respect to certain corporate actions relating to Piltel, including matters relating to the integration of Piltel into the businesses of PLDT and its subsidiaries (the "Piltel Integration"). PLDT and NTTC have established a joint inter-company committee, which monitors the implementation of the Piltel Integration. Prior to Closing, each of PLDT, NTTC and the FPC Group agreed upon the Piltel Integration and the parameters were formally approved by the board of directors of each of Piltel and PLDT.

         Prior written approval of NTTC is required in connection with various corporate and business actions of Piltel to the extent such actions would be outside the Piltel Integration, including actions relating to any refinancing of Piltel's debt or any additional investment in Piltel in excess of US$150 million (in the aggregate), changes to Piltel's capital stock, capital expenditures, certain intercompany agreements and transactions, migration of Piltel customers to PLDT or its subsidiaries, marketing and material asset dispositions.

         Prior to Closing, each of PLDT, NTTC and the FPC Group agreed upon a plan for the restructuring of the financial obligations of Piltel (the "Piltel Restructuring"). In June 2001, Piltel completed the restructuring of debts amounting to approximately 98% of its total liabilities as of that date. Prior written approval of NTTC is required for Piltel or PLDT to take certain actions with respect to Piltel's creditors, including (i) entering into any agreement with creditors that relates to a settlement of Piltel's financial obligations, (ii) making a general assignment for the benefit of Piltel's creditors, (iii) voluntarily seeking liquidation or the appointment of a receiver and (iv) taking any corporate action authorizing any of the foregoing.

         PLDT is required under the SMART Purchase Agreement to use its reasonable efforts to procure the implementation of the Piltel Integration and Piltel Restructuring in accordance with their respective terms.

         E. Limitations on the Issuance of Common Capital Stock

         Subject to certain exceptions, under the terms of the SMART Purchase Agreement, PLDT may not issue Common Shares or securities convertible into or exchangeable for Common Shares without the prior written approval of NTTC unless PLDT has first offered NTTC the right to purchase a number of shares equal to its pro-rata portion of the number of shares proposed to be issued. By operation of Philippine law, holders of Common Shares will, with certain exceptions, have preemptive rights with respect to issuances of new Common Shares, including issuances of Common Shares to NTTC pursuant to any exercise by NTTC of the rights referred to above.

         F. Termination of Approval Rights

         The approval rights of NTTC summarized in Paragraphs A, B, C, D and E will terminate when the NTT Group holds less than 10% of the outstanding Common Shares (subject to certain adjustments), including certain adjustments for dilution arising out of settlements with Piltel's creditors.

The Shareholders Agreement

         Simultaneous with the closing under the SMART Purchase Agreement, the FPC Parties, NTTC and NTT-UK (the "Party Shareholders") entered into the Shareholders Agreement. A copy of the Shareholders Agreement was filed as
Exhibit 5 to the 2000 Schedule 13D, and any description contained in this Statement relating to the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement filed as Exhibit 5 to the 2000 Schedule 13D.

         Given the terms of the Shareholders Agreement (as described herein), the Reporting Persons and the other parties to the Shareholders Agreement might be deemed to constitute a "group." However, the Reporting Persons disclaim that they have agreed to act as a group with any other parties to the Shareholders Agreement (other than to the extent provided in the Shareholders Agreement) and the Reporting Persons disclaim beneficial ownership of Common Shares other than the amounts of shares reported for the Reporting Persons herein.

         A. Board and Committee Representation

         Under the Shareholders Agreement, NTTC is entitled to nominate two directors to the PLDT board of directors and the FPC Parties are entitled to nominate, collectively, six directors to the board. The Shareholders Agreement provides that it is the current intention of each of NTTC and the FPC Parties, subject to certain exceptions, to cast its votes as shareholders of PLDT to procure that the persons nominated by each other to PLDT's board of directors are elected to the board (to the extent permitted by applicable laws and regulations and only to the extent required to ensure the election of the other's nominees).

         With respect to PLDT's subsidiaries, the Shareholders Agreement also provides that NTTC will be entitled to nominate two directors to the SMART board of directors and one member to the board of directors of all other PLDT subsidiaries (in all cases, to the extent permitted by applicable laws and regulations); provided, however, that PLDT has the power to elect not less than 2 directors of its subsidiaries and that directors elected by PLDT will always constitute a majority of the board of directors of the other subsidiaries.

         With respect to committees of the boards of PLDT and its subsidiaries, NTTC will be entitled to appoint at least one member, and in some instances two members, to such committees; provided, however, that if applicable law does not permit such persons to serve as members, NTTC shall be entitled to appoint advisors to each such committee.

         B. Unanimous Consent

         The Party Shareholders agreed not to permit PLDT, without the prior written consent of all the other parties, to:

         (i) engage in any business other than the telecommunications and related activities currently engaged in by PLDT or cease to carry on any substantial part of the telecommunications and related activities currently engaged in by PLDT;

         (ii) merge or consolidate with or into any other company or entity;

         (iii) take any steps to effect the winding up of PLDT or pass any resolution to liquidate PLDT; or

         (iv) apply to any court, administrative agency or tribunal to order a meeting of creditors or any class of creditors or members or any class of members or to sanction any compromise or arrangement between creditors or shareholders of PLDT.

         C. Restrictions on Transfer of Common Shares and PTIC Shares

         A Party Shareholder may transfer its Common Shares only after offering to sell such Shares to the non-disposing Party Shareholders or with the prior written consent of the other Party Shareholders. Party Shareholders may encumber their Common Shares provided that such encumbering Party Shareholder provides certain information regarding the encumbrance to the non-encumbering Party Shareholders. Similar restrictions apply to shares of Philippine Telecommunications Investment Corporation.

         In addition, for a period of three years from March 24, 2000, the Party Shareholders are not permitted to transfer their interests in Common Shares to an unrelated third party competitor without the prior written consent of the other Party Shareholders. In such circumstances, the Party Shareholders must grant to the other Party Shareholders a right of first offer to purchase Common Shares that are being offered to transferees other than certain affiliates.

         D. Termination

         The Shareholders Agreement will terminate when either the NTT Group holds less than 10% of the outstanding Common Shares (subject to certain adjustments, including certain adjustments for dilution arising out of settlements with Piltel's creditors) or the FPC Parties hold less than 20% of the effective voting power of PLDT.

The Registration Rights Agreement

         On March 24, 2000, PLDT entered into registration rights agreements with each of NTTC and the FPC Group in connection with the registration of their Common Shares. (A copy of the Registration Rights Agreement among PLDT, NTT-UK and NTTC was filed as Exhibit 6 to the 2000 Schedule 13D, and any description contained in this Statement relating to the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 6 to the 2000
Schedule 13D.)

         The Registration Rights Agreement provides for four demand registrations and unlimited piggy-back registration rights with respect to NTTC's Common Shares. The rights are subject to the rights of PLDT to delay or suspend registration upon the occurrence of certain events and certain holdback agreements. PLDT is responsible for all fees and expenses in connection with all but one of the demand registrations and all of the piggy-back registrations (other than fees and expenses of legal counsel for NTTC and the FPC Group).

NTT Commercial Agreements

         Ancillary to the SMART Transaction, PLDT and NTTC entered into various commercial agreements which provide for, among other things, the provision of mutual services on arm's length pricing terms, access to NTTC's telecommunications network services and joint marketing efforts. PLDT and NTTC also entered into an Advisory Services Agreement in connection with these commercial agreements.

         A. Service Provider Agreement

         NTTC, along with certain other service providers, operates global and international voice and data managed telecommunications services marketed under the brand name "Arcstar" using the telecommunications network of NTTC and other service providers (the "Arcstar Network Services"). In connection with the appointment of PLDT as a service provider of the Arcstar Network Services, the parties have agreed to the following:

         1. NTTC will, at its cost and expense, design the system specification of the equipment through which PLDT will provide the Arcstar Network Services. PLDT will pay for the installation, assembly and subsequent maintenance and modification of such equipment.

         2. NTTC will design and determine a global network topology for use in connection with the Arcstar Network Services and to the extent commercially practical, PLDT will prepare, install, set-up, maintain, and modify, at its cost and expense, the facilities within its network and the international leased circuits to be used in connection with the provision of the Arcstar Network Services in the Philippines.

         3. PLDT will procure, maintain, manage and operate, at its cost and expense, standard local access lines in the Philippines to be used for the purpose of providing the Arcstar Network Services, the establishment of which is subject to NTTC's acceptance.

         4. Upon reasonable belief by both parties of customer demand, PLDT will make capital expenditures of up to an aggregate of US$10 million (excluding the cost of international private line circuits and local access lines) during the next three years to procure hardware and software for the provision of the Arcstar Network Services, according to a business plan agreed to jointly between NTTC and PLDT.

         5. PLDT will, at its cost and expense, procure the carrier management equipment (the "CME") and install and design the system-configuration of the CME as specified by NTTC for rental or sale to its customers, the rental tariff of which will be determined by NTTC.

         6. PLDT will promote, market and sell the Arcstar Network Services to its customers on a preferential basis over other competing services subject to customer suitability.

         B. Tradename and Trademark Agreement

         PLDT entered into an agreement with NTTC which provides that NTTC will license to PLDT certain tradenames and trademarks to be used in connection with the marketing, promotion and selling of the Arcstar Network Services in the Philippines.

         C. Conventional International Telecommunications Services Agreement

         PLDT and NTTC agreed to certain mutually beneficial bilateral arrangements for conventional international telecommunications services as follows:

         1. PLDT and NTTC will provide each other with transit and refiling services of their respective international outgoing calls subject to various conditions, including having excess capacity, non-interference with existing bilateral arrangements, terms no less favorable than those offered to other carriers and overall strategic objectives.

         2. PLDT and NTTC will seek to agree to terminate the outgoing calls to Japan and the Philippines, respectively, of the other party and will give each other rights of last bid subject to various limitations, including certain return traffic ratios of PLDT and NTTC, respectively, with third parties, and on terms being no less favorable than those offered to other carriers.

         3. Subject to certain terms and conditions, PLDT and NTTC will agree to cooperate in matters relating to international private leased circuit services, excess cable capacity and cable capacity swap and planning.

         D. Internet Agreement

         PLDT and NTTC agreed to coordinate their plans for deployment of Internet transmission capacity for access to and connectivity with the public Internet (the "Internet") as follows:

         1. PLDT will not construct or procure additional Internet capacity between the Philippines and destinations outside of the Philippines ("Capacity") or increase the capacity of its existing access to and connectivity with the Internet without prior consultation with NTTC.

         2. The parties will form a joint committee to discuss opportunities for use by PLDT of NTTC's international transport facilities providing access to and connectivity with the Internet.

         3. PLDT will inform NTTC of its plans to allow a third party to carry its Capacity or plans to use or increase its Capacity for its own use or use by a third party (other than Capacity to the U.S.) and NTTC will be given a right of last bid to match the terms and conditions of such proposal.

         4. Subject to certain conditions, NTTC will also be given a right of last bid in connection with PLDT's plans to introduce Internet-related and other value added services on the Internet, which require end-to-end arrangements with overseas providers.

         E. Advisory Services Agreement

         NTTC provides PLDT with technical consultants, who advise PLDT's finance group, strategy and support sector, information systems sector and corporate customer service group and the Arcstar Network Services.

Information about pledges or contingencies giving other persons voting or investment power over PLDT Shares beneficially owned by the Reporting Persons

The Fernandez Petition

         On December 9, 1999, a preferred stockholder of PLDT, Victor C. Fernandez, filed a petition (with Application for the Issuance of a Writ of Preliminary Injunction) (the "Fernandez Petition") against the then incumbent directors of PLDT before the Philippine Securities and Exchange Commission (the "PSEC") questioning the validity of the resolutions of the Board of Directors of PLDT authorizing the acquisition of SMART. Fernandez claimed that he would suffer injury from dilution of his shares and the possible revocation of PLDT's franchise in view of the violation of the Philippine Constitution's foreign equity restrictions and anti-trust provision if said resolutions were implemented. Fernandez also claimed that NTTC's approval rights would constitute foreign intervention in the management and operation of a public utility and that the SMART shares being acquired by PLDT were overvalued.

         The request of Victor C. Fernandez for the issuance by the PSEC of a temporary restraining order to enjoin the holding of the special meeting of the stockholders of PLDT on December 10, 1999 was denied by the PSEC thereby allowing said meeting to proceed as scheduled. The stockholders approved the resolutions passed by the Board of Directors authorizing the acquisition of SMART. On June 20, 2000, the PSEC denied Fernandez's application for a writ of preliminary injunction.

         In view of the provisions of Republic Act No. 8799 enacted in July 2000, referred to as the Securities Regulations Code, transferring the jurisdiction of intra-corporate controversies to the Regional Trial Court, the PSEC transferred the case to the Regional Trial Court of Manila. By a motion filed by the parties, the case was later ordered transferred to the Regional Trial Court of Makati City, the proper venue pursuant to the Rules of Procedure Governing Intra-Corporate Controversies. The case is now pending before the Regional Trial Court of Makati City.

         The Makati Court has conducted pre-trial proceedings and has directed the parties to file their respective memoranda on Fernandez's claim. The memoranda are expected to be filed with the court on or about the week of December 23rd. The Makati Court is expected to render its decision on the merits of Fernandez's claim not later than 90 days following the deadline to file such memoranda.

                      *                  *                  *

         Except as set forth in Item 3, Item 4 and Item 6, none of the Reporting Persons, nor to the best of their knowledge, any of the other persons named in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of PLDT, including but not limited to any agreements concerning (i) transfers or voting of the securities, (ii) joint ventures, (iii) loan or option arrangements, (iv) puts and calls, (v) guarantees of loans, (vi) guarantees against loss, (vii) guarantees of profits, (viii) division of losses or profits, or (ix) the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

     Exhibit
     Number          Exhibit

         1           Joint Filing Agreement dated December 11, 2002.

                               S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2002

                                NIPPON TELEGRAPH AND TELEPHONE CORPORATION


                                /s/ Norio Wada
                                --------------------------
                                Name:  Norio Wada
                                Title: President

                               S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2002

                                      NTT COMMUNICATIONS CORPORATION


                                      /s/ Masanobu Suzuki
                                      ------------------------
                                      Name:  Masanobu Suzuki
                                      Title: President and CEO

                               S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2002

                                     NTT COMMUNICATIONS CAPITAL (UK) LIMITED


                                     /s/ Sadao Maki
                                     -----------------------------
                                     Name:  Sadao Maki
                                     Title: Director/Executive Officer

                                  SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS

                                      OF

              NIPPON TELEGRAPH AND TELEPHONE CORPORATION ("NTT")

         The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of NTT is set forth below. All of the persons listed below are directors of NTT and unless otherwise indicated, each occupation set forth opposite a director's name refers to employment with NTT. If no address is given, the director's business address is 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan. NTT's principal business is serving as a holding company for subsidiaries engaged in providing telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, Integrated Services Digital Network ("ISDN") services, sale of telecommunication equipment and other services.


                                                           Present Principal
                                 Country of                Occupation or Employment
Name                             Citizenship               and Principal Business
----                             -----------               ------------------------

Norio Wada                       Japan                     President

Haruki Matsuno                   Japan                     Senior Executive Vice President

Hiromi Wasai                     Japan                     Senior Executive Vice President

Toyohiko Takabe                  Japan                     Senior Executive Vice President

Satoru Miyamura                  Japan                     Executive Vice President

Yuji Inoue                       Japan                     Senior Vice President

Shin Hashimoto                   Japan                     Senior Vice President

Masaki Mitsumura                 Japan                     Senior Vice President

Hiroo Unoura                     Japan                     Senior Vice President

Jun-ichiro Miyazu                Japan                     Chief Executive Counselor

Takashi Imai                     Japan                     Chairman and Representative Director
                                                           of Nippon Steel Corporation
                                                           6-3, Otemachi 2-chome,
                                                           Chiyoda-ku, Tokyo 100-8017, Japan

Yotaro Kobayashi                 Japan                     Chairman and Representative Director
                                                           of Fuji Xerox Co., Ltd.
                                                           17-22, Akasaka 2-chome,
                                                           Minato-ku, Tokyo 107-0052, Japan


                                  SCHEDULE B

                       DIRECTORS AND EXECUTIVE OFFICERS

                                      OF

                        NTT COMMUNICATIONS CORPORATION

                                   ("NTTC")

         The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of NTTC is set forth below. All of the persons listed below are directors of NTTC and unless otherwise indicated, each occupation set forth opposite a director's name refers to employment with NTTC. If no address is given, the director's business address is 1-6 Uchisaiwai-cho, 1-chome, Chiyoda-ku, Tokyo 100-8019, Japan. NTTC's principal business is providing international and long distance telecommunications services and data transmission services.


                                                          Present Principal
                             Country of                   Occupation or Employment
Name                         Citizenship                  and Principal Business
----                         -----------                  ------------------------

Masanobu Suzuki              Japan                        President and CEO

Mamoru Ishida                Japan                        Senior Executive Vice President

Shuuji Tomita                Japan                        Senior Executive Vice President

Kiyoshi Isozaki              Japan                        Executive Vice President;
                                                          Takebashi Building
                                                          2-2, Hitotsubashi 1-chome,
                                                          Chiyoda-ku, Tokyo 100-8128, Japan

Satoshi Fujita               Japan                        Executive Vice President;
                                                          Kowa Nishi-shimbashi Bldg. B
                                                          14-1, Nishi-shimbashi 2-chome,
                                                          Minato-ku, Tokyo 105-0003, Japan

Shunsuke Amiya               Japan                        Executive Vice President

Hisao Iizuka                 Japan                        Senior Vice President;
                                                          Tokyo Opera City Tower
                                                          20-2, Nish-shinjuku 3-chome,
                                                          Shinjuku-ku, Tokyo 163-1422, Japan

Mitsuhiro Takase             Japan                        Senior Vice President

Masayuki Nomura              Japan                        Senior Vice President

Masae Tamura                 Japan                        Senior Vice President

Yo Yusa                      Japan                        Senior Vice President;
                                                          Tokyo Opera City Tower
                                                          20-2, Nishi-shinjuku 3-chome,
                                                          Shinjuku-ku, Tokyo 163-1422, Japan

Yutaka Aoki                  Japan                        Senior Vice President

Osamu Inoue                  Japan                        Senior Vice President;
                                                          3rd Floor, Devon House
                                                          58-60 St. Katherine's Way
                                                          London E1 9LB, United Kingdom

Hiroshi Nakagawa             Japan                        General Manager of Department V
                                                          Nippon Telegraph and Telephone Corporation
                                                          3-1, Otemachi 2-chome,
                                                          Chiyoda-ku, Tokyo 100-8116, Japan


                                  SCHEDULE C

                       DIRECTORS AND EXECUTIVE OFFICERS

                                      OF

                    NTT COMMUNICATIONS CAPITAL (UK) LIMITED
                                  ("NTT-UK")

         The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of NTT-UK is set forth below. If no address is given, the director's business address is 1-6, Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo 100-8019, Japan. All of the persons listed below are directors of NTT-UK and each occupation set forth opposite such director's name refers to employment with NTT-UK. NTT-UK's principal business is acting as an investment holding company.


                                                                Present Principal
                                Country of                      Occupation or Employment
Name                            Citizenship                     and Principal Business
----                            -----------                     ------------------------

Sadao Maki                      Japan                           Executive Officer

Kiyoshi Maeda                   Japan                           Executive Officer

Jun Sawada                      Japan                           Executive Officer


                               INDEX TO EXHIBITS

     Exhibit
     Number              Exhibit

         1               Joint Filing Agreement dated December 11, 2002.

                                   EXHIBIT 1

                            JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the shares of common capital stock of Philippine Long Distance Telephone Company and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         In evidence thereof, the undersigned, being duly authorized, hereby executes this Joint Filing Agreement on December 11, 2002.

                                   NIPPON TELEGRAPH AND TELEPHONE CORPORATION


                                   /s/ Norio Wada
                                   ---------------------------
                                   Name:   Norio Wada
                                   Title:  President


                                   NTT COMMUNICATIONS CORPORATION


                                   /s/ Masanobu Suzuki
                                   ----------------------------
                                   Name:   Masanobu Suzuki
                                   Title:  President and CEO


                                   NTT COMMUNICATIONS CAPITAL (UK) LIMITED


                                   /s/ Sadao Maki
                                   -----------------------------
                                   Name:   Sadao Maki
                                   Title:  Director/Executive Officer